Filed by National Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: National Research Corporation

Commission File No.:  0-29466

1245 “Q” Street
Lincoln, NE 68508
Fax: 402-475-9061

Contact:    Michael D. Hays

                   402-475-2525

NATIONAL RESEARCH CORPORATION ANNOUNCES REVISED CLASS B COMMON STOCK RECAPITALIZATION PLAN

●	All class B shares to be exchanged for one share of class A common stock plus $19.59 in cash, for total value of $53.44 per class B share
●	Class A common stock to be sole outstanding security of the Company
●	Previously announced class B reverse split transaction terminated

LINCOLN, Nebraska (December 13, 2017) — National Research Corporation (NASDAQ: NRCIA and NRCIB) today announced that its Board of Directors unanimously approved a recapitalization plan that will exchange each share of class B common stock for one share of class A common stock plus $19.59 in cash, for total value of $53.44 per class B share. This recapitalization plan replaces the previously announced transaction.

The new class B common stock recapitalization plan is intended to address shareholder concerns with public market trading confusion related to the Company’s existing two classes of common stock (the class A common stock and class B common stock) and to provide a timely and cost-effective liquidity event for the holders of the Company’s class B common stock. In addition, the plan allows the Company to maintain conservative financial leverage.

Following the Company’s announcement of the originally proposed transaction, the Nasdaq Stock Market and the Company had discussions that resulted in Nasdaq agreeing to allow the Company to exchange shares of common stock as part of the consideration provided to class B shareholders. Contemporaneously, Michael Hays informed the remaining directors that, in his shareholder capacity, he was willing to consider transactions that resulted in a disposition of shares held by him. Mr. Hays also indicated that he expected holders of his family trust shares would have a similar point of view.  In view of these developments, the Company’s Board of Directors unanimously adopted the new recapitalization plan.

National Research Corporation Announces New Class B Common Stock Recapitalization Plan

December 13, 2017

Commenting on the Board’s action, lead independent director, John N. Nunnelly, said, “Our discussions with Nasdaq led to a more preferred method of dealing with the Company’s dual class structure which will completely eliminate the class B common stock and reduce the amount of total borrowing required to fund the plan. Assuming the new recapitalization plan is approved, we expect the single class of stock, with additional shares trading, will also afford our shareholders with greater liquidity.”

Recapitalization Overview

Under the new recapitalization plan, each share of class B common stock will be exchanged for value of $53.44 (the value per class B share that was to be paid under the originally proposed reverse stock split), consisting of (a) one share of the Company’s class A common stock plus (b) $19.59 in cash, which is equal to the difference between $53.44 and the value of one share of class A common stock. The Board of Directors determined the value of the class A common stock to be issued in the new recapitalization plan as the greater of (i) the volume weighted average price of the class A common stock on the trading day immediately preceding this announcement and (ii) the volume weighted average price of the class A common stock during the 20 trading days immediately preceding this announcement.

The mechanics of the new recapitalization plan will consist of a 1-for-3,000,000 reverse stock split of the Company’s class B common stock. No forward stock split will be involved. After the plan is consummated, there will be no remaining holders of the Company’s class B shares and, accordingly, the class B common stock will be delisted from trading on the Nasdaq Stock Market.

The cash portion of the new recapitalization plan will be funded by approximately $32 million of cash on hand and $40 million senior debt. The Company has received a commitment from First National Bank of Omaha consisting of up to $70 million of senior credit facilities to fund the transaction, in addition to providing working capital for general business purposes. The commitment is subject to customary closing conditions.

After the new recapitalization plan, class A common stock will become the sole Nasdaq traded security of the Company. The new plan will increase the outstanding number of class A shares by approximately 3.7 million shares. Due to the elimination of the class B disparate dividend rights and associated calculation of earnings per share under generally accepted accounting principles in the United States, we expect the new plan will result in pro forma earnings per share accretion of approximately 61% for the class A common stock for the twelve months ending December 31, 2016. In addition, the percentage of total net income and dividends allocable to the class A shares will rise from approximately 50% to 100% after the new plan.

The new recapitalization plan will result in an approximate 24% decrease in the total voting power of Michael Hays, from approximately 54% today to approximately 30%. The total voting power of all other shareholders of the Company (including the Michael and Karen Hays Grandchildren’s Trust dated March 9, 2009, which will have approximately 24%, and certain other family trusts) will increase from approximately 46% today to approximately 70% as a result of the new plan.

National Research Corporation Announces New Class B Common Stock Recapitalization Plan

December 13, 2017

The Board of Directors currently anticipates maintaining the aggregate amount of cash dividends paid by the Company following consummation of the new recapitalization, thereby resulting in an increase in the amount of cash dividends paid on each share of class A common stock. The payment and amount of future dividends, if any, is at the discretion of the Board and will depend on the Company’s future earnings, financial condition, general business conditions, alternative uses of the Company’s earnings and other factors.

The new recapitalization plan is subject to customary closing conditions, including financing and approval by the holders of the Company’s class A common stock, class B common stock and both classes of stock voting together as a group. Anyone desiring more information about the new plan, please understand that the Company will not be taking select calls; rather, we refer you to the Company’s preliminary proxy or registration statement to be filed with the Securities and Exchange Commission in the coming weeks.

Forward-Looking Statements

This press release includes “forward-looking” statements related to the Company that can generally be identified as describing the Company’s future plans, objectives or goals. Such forward-looking statements are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those currently anticipated. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For further information about the factors that could affect the Company’s future results, please see the Company’s filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

The proposed new recapitalization plan of National Research Corporation will be submitted to the shareholders of the Company for their consideration. The Company will prepare a preliminary proxy statement and, if necessary, a registration statement on Form S-4, to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed plan. The Company also intends to file with the SEC and mail to its shareholders a definitive proxy statement. The Company urges investors and shareholders to read the definitive proxy statement when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the definitive proxy statement and other documents (when they are available) free of charge at the SEC’s web site, http://www.sec.gov, or from the Company’s web site https://nrchealth.com/about/investor-relations/.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, the Company and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed plan under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the proposed plan will be set forth in the definitive proxy statement when it is filed with the SEC. You can find information about the Company’s directors and executive officers in Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 3, 2017, and the definitive proxy statement relating to its 2017 Annual Meeting of Shareholders filed with the SEC on April 3, 2017. These documents can be obtained free of charge from the sources indicated above.

National Research Corporation Announces New Class B Common Stock Recapitalization Plan

December 13, 2017

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements of such Act.

About National Research Corporation

For more than 36 years, National Research Corporation has been a leading provider of analytics and insights that facilitate measurement and improvement of the patient and employee experience while also increasing patient engagement and customer loyalty for healthcare providers, payers and other healthcare organizations in the United States and Canada. The Company’s solutions enable its clients to understand the voice of the customer with greater clarity, immediacy and depth.

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